# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Eightco Holdings Inc., CIK 0001892492
CUSIP: 68236V401
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: 101 Larry Holmes Dr., Suite 313, Easton, Pennsylvania (PA), 18042
Date of event which requires filing of this statement: 09/10/2025
Filed by CIK 0002089815
Persons authorized to receive notices and communications: David Acutt, Leeward Management Limited, Suite 3119, 9 Forum Ln,, Grand Cayman, Cayman Islands (E9), KY1-9006, 345-749-9601

## Reporting persons
- World Assets, Ltd. (CIK 0002089815): type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 16,438,356; sole dispositive power 0; shared dispositive power 16,438,356; aggregate amount beneficially owned 16,438,356 (9.06% of the class)
  Comment: Item 13 is based on 181,474,997 shares of Common Stock outstanding as of September 9, 2025, as disclosed in the Form S-3ASR filed by the Issuer on September 11, 2025.
- World Foundation: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 16,438,356; sole dispositive power 0; shared dispositive power 16,438,356; aggregate amount beneficially owned 16,438,356 (9.06% of the class)
  Comment: Foundation organized under the laws of the Cayman Islands.
  
  Item 11 is based on 181,474,997 shares of Common Stock outstanding as of September 9, 2025, as disclosed in the Form S-3ASR filed by the Issuer on September 11, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001
Name of issuer: Eightco Holdings Inc.
Address of issuer's principal executive offices: 101 Larry Holmes Dr., Suite 313, Easton, Pennsylvania (PA), 18042

## Item 2. Identity and Background
Name of person filing: World Assets, Ltd.
Residence or business address: C/O SHRM TRUSTEES (BVI) LIMITED, Trinity Chambers, Ora et Labora Building, Wickhams Cay II, PO Box 4301, Road Town, Tortola, VG1110, British Virgin Islands
Present principal occupation or employment: Distribution of WLD tokens to the World Network Community
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: British Virgin Islands

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Proceeds of sales of cryptocurrency assets of World Assets, Ltd.

## Item 4. Purpose of Transaction
Purpose of transaction:
The purpose of the Reporting Persons' investment in the Issuer is to support the growth and development of the World Network Community and to participate as a stockholder in the Issuer.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the shares of Common Stock, or changing their intention with respect to any and all matters referred to in this Item 4.

Except as described above, none of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D. However, as part of the ongoing evaluation of investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, one or more Reporting Persons may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters as permitted by law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons beneficially own 16,438,356 shares of the Common Stock of the Issuer. These shares of Common Stock constitute 9.06% of the total issued and outstanding shares of Common Stock of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
World Assets, Ltd. has the shared power to vote or direct the vote of 16,438,356 shares of the Common Stock of the Issuer and the shared power to dispose of 16,438,356 shares of the Common Stock of the Issuer.

World Assets, Ltd. shares the power to vote and dispose of 16,438,356 shares of the Common Stock of the Issuer with World Foundation.

Set forth below is the information required by Item 2 with respect to World Foundation:

Address: 9 Forum Lane, Camana Bay, George Town, Grand Cayman KY1-9006, Cayman Islands.

Principal Occupation: Support, grow and encourage the adoption of World projects; educate the public on the World ecosystem; support and foster the decentralization of World technologies and governance, hold and license intellectual property rights relating to the World Network; and to receive, sell, loan, spend and hold assets to support these purposes.

Answer to Question 2(c): No

Answer to Question 2(d): No
Transactions in the class effected during the past sixty days:
On September 10, 2025, World Assets, Ltd. purchased 16,438,356 shares of the Common Stock of the Issuer for price of $1.46 per share from the Issuer pursuant to a Securities Purchase Agreement dated as of September 8, 2025, between the Issuer, World Assets, Ltd. and various other purchasers (the "Securities Purchase Agreement"). A copy of the Securities Purchase Agreement is an exhibit to this Schedule 13D and is incorporated herein by reference.

In connection with entering into the Securities Purchase Agreement, World Assets, Ltd. also entered into a Registration Rights Agreement with the Issuer and the other purchasers under the Securities Purchase Agreement, dated as of September 8, 2025 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Issuer is obligated to file with the Securities Exchange Commission a resale registration statement that will permit World Assets, Ltd. to resell its shares of Common Stock of the Issuer.
Other persons with the right to receive dividends or sale proceeds: Not Applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: See Item 5(c) and the Exhibits to this Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Number 99.1: Joint Filing Agreement by and among the Reporting Persons

Exhibit Number 10.1: Securities Purchase Agreement, dated September 8, 2025, between Eightco Holdings Inc., a Delaware corporation (the "Company"), and each Purchaser (as defined therein) (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K filed with the SEC on September 10, 2025).

Exhibit Number 10.3: Registration Rights Agreement, dated September 8, 2025, between Eightco Holdings Inc. and each Purchaser (as defined therein) (incorporated by reference to Exhibit 10.3 to the Issuer's Form 8-K filed with the SEC on September 10, 2025).

## Signatures
- World Assets, Ltd.: /s/ David Acutt, World Foundation, Its Director; By: David Acutt, Director (11/17/2025)
- World Foundation: /s/ David Acutt, David Acutt, Director (11/17/2025)